UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 1, 2021

Commission File Number 001-10888

TOTAL SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL SE is providing on this Form 6-K a description of certain recent developments relating to its business.

TABLE OF CONTENTS

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1	L’Industreet officially opened by the French President - Total makes a commitment to youth training and employment (March 1, 2021)

Exhibit 99.2	Disclosure of Transactions in Own Shares (March 4, 2021)

Exhibit 99.3	France: Total wins 50 MW of projects in latest national solar tender – close to 400 MW of projects awarded over past 18 months (March 8, 2021)

Exhibit 99.4	Uganda and Tanzania: Total acts in transparency on social and environmental stakes of the Lake Albert resources development project (March 8, 2021)

Exhibit 99.5	Stéphane Michel Appointed President Gas, Renewables & Power at Total (March 9, 2021)

Exhibit 99.6	Orange signs a major green power purchase agreement with Total, which will develop 80 MW of solar farms in France to honor it (March 10, 2021)

Exhibit 99.7	Total and Microsoft partner to drive digital innovation and Net Zero goals (March 11, 2021)

Exhibit 99.8	Total Reinforces its Commitment to Develop Singapore Into a Major LNG Maritime Hub for Asia (March 15, 2021)

Exhibit 99.9	Total and Forêt Ressources Management to Plant a 40,000-Hectare Forest in the Republic of the Congo (March 16, 2021)

Exhibit 99.10	Annual Shareholders’ Meeting of May 28, 2021: The Board of Directors of Total takes the Initiative to Submit a Resolution on the Energy Transition of TotalEnergies towards Carbon Neutrality (March 18, 2021)

Exhibit 99.11	Clarification: Total responds to Reclaim Finance and Greenpeace (March 22, 2021)

Exhibit 99.12	Total Partners with Shenergy Group to Jointly Market LNG in China (March 23, 2021)

Exhibit 99.13	Total solarizes L’Oréal’s first industrial site in France (March 23, 2021)

Exhibit 99.14	Clean Marine Fuels: Total to Supply MSC Cruises’ Upcoming LNG-Powered Cruise Ships in Marseille (March 25, 2021)

Exhibit 99.15	Total releases its Universal Registration Document 2020 (Document d’enregistrement universel 2020) and its Form 20-F 2020 as well as the proposed resolutions for the Combined Shareholders’ Meeting of May 28, 2021 (March 31, 2021)

EXHIBIT INDEX

Exhibit 99.1	L’Industreet officially opened by the French President - Total makes a commitment to youth training and employment (March 1, 2021)

Exhibit 99.2	Disclosure of Transactions in Own Shares (March 4, 2021)

Exhibit 99.3	France: Total wins 50 MW of projects in latest national solar tender – close to 400 MW of projects awarded over past 18 months (March 8, 2021)

Exhibit 99.4	Uganda and Tanzania: Total acts in transparency on social and environmental stakes of the Lake Albert resources development project (March 8, 2021)

Exhibit 99.5	Stéphane Michel Appointed President Gas, Renewables & Power at Total (March 9, 2021)

Exhibit 99.6	Orange signs a major green power purchase agreement with Total, which will develop 80 MW of solar farms in France to honor it (March 10, 2021)

Exhibit 99.7	Total and Microsoft partner to drive digital innovation and Net Zero goals (March 11, 2021)

Exhibit 99.8	Total Reinforces its Commitment to Develop Singapore Into a Major LNG Maritime Hub for Asia (March 15, 2021)

Exhibit 99.9	Total and Forêt Ressources Management to Plant a 40,000-Hectare Forest in the Republic of the Congo (March 16, 2021)

Exhibit 99.10	Annual Shareholders’ Meeting of May 28, 2021: The Board of Directors of Total takes the Initiative to Submit a Resolution on the Energy Transition of TotalEnergies towards Carbon Neutrality (March 18, 2021)

Exhibit 99.11	Clarification: Total responds to Reclaim Finance and Greenpeace (March 22, 2021)

Exhibit 99.12	Total Partners with Shenergy Group to Jointly Market LNG in China (March 23, 2021)

Exhibit 99.13	Total solarizes L’Oréal’s first industrial site in France (March 23, 2021)

Exhibit 99.14	Clean Marine Fuels: Total to Supply MSC Cruises’ Upcoming LNG-Powered Cruise Ships in Marseille (March 25, 2021)

Exhibit 99.15	Total releases its Universal Registration Document 2020 (Document d’enregistrement universel 2020) and its Form 20-F 2020 as well as the proposed resolutions for the Combined Shareholders’ Meeting of May 28, 2021 (March 31, 2021)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL SE

Date: April 1, 2021	By:	/s/ ANTOINE LARENAUDIE
		Name:	Antoine LARENAUDIE
		Title:	Group Treasurer